UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Cadbury plc ———————————————————————————————————
(Translation of registrant’s name into English)

England ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Cadbury House Sanderson Road Uxbridge Middlesex UB8 1DH
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cadbury plc

Date: 26/02/2010	By:	J M Mills
	Name:	J M Mills
	Title:	Director of Group Secretariat

EXHIBIT INDEX

Exhibit No.	Description

99.01	Holdings in Company - 8 February 2010
99.02	Holdings in Company - 9 February 2010
99.03	Notification of Transactions of Directors, Persons discharging Managerial Responsibility or Connected Persons - T Stitzer, I Ricou - 9 February 2010
99.04	Notification of Transactions of Directors, Persons discharging Managerial Responsibility or Connected Persons - HA Udow, MJ Reckitt - 10 February 2010
99.05	Holdings in Company - 11 February 2010
99.06	Notification of Transactions of Directors, Persons discharging Managerial Responsibility or Connected Persons - TJ Bond, C Van Steenbergen, D Macnair - 11 February 2010
99.07	Notification of Transactions of Directors, Persons discharging Managerial Responsibility or Connected Persons - A Banati, B Puri - 12 February 2010
99.08	Notification of Director's Details - A Bonfield, 12 February 2010
99.09	Notification of Transactions of Directors, Persons discharging Managerial Responsibility or Connected Persons - Various - 16 February 2010
99.10	Notification of Transactions of Directors, Persons discharging Managerial Responsibility or Connected Persons - T Fernandez, M Grasso - 18 February 2010
99.11	Additional Block Listing - 18 February 2010
99.12	Holdings in Company - 22 February 2010
99.13	Notification of Transactions of Directors, Persons discharging Managerial Responsibility or Connected Persons - J Chambers, T Fernandez - 22 February 2010
99.14	Notification of Transactions of Directors, Persons discharging Managerial Responsibility or Connected Persons - T Bond - 23 February 2010
99.15	Notification of Transactions of Directors, Persons discharging Managerial Responsibility or Connected Persons - MJ Reckitt - 24 February 2010
99.16	Total Voting Rights - 26 February 2010